UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIFEAPPS BRANDS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53190A205
(CUSIP Number)

Maxim Partners LLC

405 Lexington Avenue

New York, NY, 10174

212-895-3500

with a copy to:

Barry I. Grossman, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	53190A205

1	NAMES OF REPORTING PERSONS
MAXIM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 120,959,996
	8	Shared Voting Power 0
	9	Sole Dispositive Power 120,959,996
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,959,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.99% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Based on 241,944,158 shares of common stock of the Issuer issued and outstanding as of January 25, 2019.

CUSIP No.	53190A205

1	NAMES OF REPORTING PERSONS
MJR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 120,959,996
	8	Shared Voting Power 0
	9	Sole Dispositive Power 120,959,996
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,959,996 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.99% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Represents 120,959,996 shares of common stock owned of record by Maxim Partners LLC and beneficially by MJR Holdings LLC. MJR Holdings LLC is the managing member of Maxim Partners LLC and may be deemed to beneficially own the shares of common stock of the Issuer owned by Maxim Partners.

(2)	Based on 241,944,188 shares of common stock of the Issuer issued and outstanding as of January 25, 2019.

CUSIP No.	53190A205

1	NAMES OF REPORTING PERSONS
Michael Rabinowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 120,959,996
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 120,959,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,959,996 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.99% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Represents 120,959,996 shares of common stock owned of record by Maxim Partners LLC and beneficially by Michael Rabinowitz. MJR Holdings is the managing member of Maxim Partners LLC and may be deemed to beneficially own all of the shares of common stock of the Issuer owned by Maxim Partners. Michael Rabinowitz is the managing member of MJR Holdings LLC, and therefore has voting and dispositive power over the securities owned by MJR Holdings LLC and may be deemed to beneficially own the shares of Common Stock owned beneficially by MJR Holdings. Mr. Rabinowitz disclaims beneficial ownership over any securities owned by MJR Holdings for any other purposes.

(2)	Based on 241,944,188 shares of common stock of the Issuer issued and outstanding as of January 25, 2019.

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share, (the “Common Stock”) of LifeApps Brands, Inc., a corporation incorporated in the State of Delaware (the “Issuer”), with its principal executive offices located at 2435 Dixie Highway Wilton, FL 33305.

Item 2.	Identity and Background

(a)	This statement is filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Maxim Partners LLC, a New York limited liability company (“Maxim Partners”);

(ii)	MJR Holdings LLC, a New York limited liability company (“MJR Holdings”); and

(iii)	Michael Rabinowitz.

Maxim Partners owns of record 120,959,996 shares of Common Stock (the “Shares”).

(b) The principal business address of each Reporting Person is 405 Lexington Avenue, New York, NY 10174.

(c) The principal business of the Reporting Persons is investment banking, securities and wealth management. The occupation of Mr. Rabinowitz is to serve as the Chairman and Chief Executive Officer of the Maxim Group.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Michael Rabinowitz is a citizen of the United States and Maxim Partners and MJR Holdings are limited liability companies organized in the State of New York.

Item 3.	Source and Amount of Funds or Other Considerations

On January 25, 2019, the Issuer entered into and consummated a securities exchange (the “Securities Exchange”) under a Securities Exchange Agreement (the “Securities Exchange Agreement”) with Maxim Partners and LGBT Loyalty, pursuant to which the Issuer acquired all of the membership interests of LGBT Loyalty LLC, a New York limited liability company (“LGBT Loyalty”), in exchange for the Shares and one share of the Issuer’s newly created Series A Convertible Preferred Stock (the “Series A Preferred Stock”). The Shares issued to Maxim Partners represented, upon issuance, 49.99% of the Issuer’s then issued and outstanding shares of Common Stock. As a result of the Securities Exchange, LGBT Loyalty became a wholly owned subsidiary of the Issuer.

The Series A Preferred Stock has no voting, liquidation or other rights other than the right to convert into shares of Common Stock. The Series A Preferred Stock will automatically convert into additional shares of the Issuer’s restricted Common Stock immediately after such time that (i) the number of shares of the Issuer’s authorized Common Stock is increased from 500,000,000 to 1,000,000,000 shares (the “Share Increase”) and (ii) the common stock purchase warrants issued to Brian Neal, the Issuer’s President, and Robert Gayman, its Executive Management Consultant, at the closing of the Securities Exchange (the “Management Warrants”) are automatically exercised for shares of the Issuer’s restricted Common Stock. The Management Warrants were issued to Robert Blair, the Issuer’s Chief Executive Officer, Brian Neal and Robert Gayman, and/or their designees or assignees (collectively, the “Management Holders”) in exchange for the cancellation of all amounts due to the Management Holders by the Issuer as of, but not including, January 1, 2019, which amounts consisted solely of accrued salaries and/or consulting fees earned by the Management Holders through December 31, 2018, plus interest due thereon. The Management Warrants are automatically exercisable for shares of restricted Common Stock following the Share Increase at an exercise price equal to a 10% discount to the volume weighted average price for the Common Stock during the three trading days ending on the seventh trading day following January 31, 2019, the date on which the Issuer’s Current Report on Form 8-K to report the Securities Exchange was filed with the Securities and Exchange Commission (the “SEC”). Except as otherwise provided below, the share of Series A Preferred Stock issued to Maxim Partners is automatically convertible into 99.98% of the number of shares issued upon the automatic exercise of the Management Warrants. However, upon the conversion of the Series A Preferred Stock, Maxim Partners may not own more than 49.99% of the Issuer’s then issued and outstanding Common Stock. In the event that the full conversion of the Series A Preferred Stock would result in Maxim Partners owning more than 49.99% of the Issuer’s then issued and outstanding Common Stock, the conversion will be limited to such number of shares that will result in Maxim Partners owning 49.99% of the then issued and outstanding Common Stock and the issuance of the remaining shares of Common Stock issuable upon conversion will be deferred until such time as their issuance will not increase Maxim Partner’s ownership of the outstanding Common Stock to more than 49.99%. Pursuant to the Securities Exchange Agreement Maxim Partners is entitled to appoint two additional members to the board of directors of the Issuer.

The foregoing description of the Securities Exchange Agreement is qualified in its entirety by reference to the full text of the Securities Exchange Agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report Form 8-K filed by the Issuer with the SEC on January 31, 2019 and is incorporated by reference herein as Exhibit 99.1.

Item 4.	Purpose of Transaction

The information in Item 3 is hereby incorporated by reference. Maxim Partners acquired the Shares as consideration in the Securities Exchange and holds it for investment purposes. Other than as set forth herein above, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 — 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Items 3 and 4 are hereby incorporated by reference. On February 5, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Except as otherwise indicated herein above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Securities Exchange Agreement, dated January 25, 2019, by and among the Issuer, Maxim Partners and LGBT Loyalty (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on January 31, 2019).

Exhibit 99.2	Joint Filing Agreement by and among the Reporting Persons, dated February 5, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2019	MAXIM PARTNERS LLC

	By:	/s/ Timothy Murphy
Name: Timothy Murphy
Title: CFO

MJR HOLDINGS LLC

	By:	/s/ Michael Rabinowitz
Name: Michael Rabinowitz
Title: Managing Member

/s/ Michael Rabinowitz
Michael Rabinowitz